

13030211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liora Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Crescent Drive
(No. and Street)

Glencoe (City) IL (State) 60022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Morris McColl 617/510-8564 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liora Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

Managing Director
Title

Patricia Montgomery
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2012 and 2011

Contents


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 14, 2013

TO THE MEMBERS OF
LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
37 Crescent Drive
Glencoe, IL 60022

We have audited the accompanying financial statements of Liora Partners, LLC (f/k/a Veritage Group, LLC) (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, members capital (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF
LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
February 14, 2013
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liora Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Morris + Morris, P.C.
Certified Public Accountants


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

BALANCE SHEETS

	December 31	
	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 11,044	$ 8,924
TOTAL CURRENT ASSETS	11,044	8,924
TOTAL ASSETS	$ 11,044	$ 8,924
LIABILITIES AND MEMBERS' CAPITAL		
TOTAL CURRENT LIABILITIES	$ -	$ -
MEMBERS' CAPITAL	11,044	8,924
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 11,044	$ 8,924

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2012	2011
REVENUES	$ 258,031	$ 24,801
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	74,203	25,158
Travel and Entertainment	12,631	6,752
General and Administrative	6,490	7,038
Business Development	5,318	-
Utilities	1,539	1,318
TOTAL EXPENSES	100,181	40,266
INCOME (LOSS) FROM OPERATIONS	157,850	(15,465)
INTEREST INCOME	72	22
NET INCOME(LOSS)	$ 157,922	$ (15,443)

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA

The CPA.
Never Underestimate
the Value.℠


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

STATEMENTS OF MEMBERS' CAPITAL (DEFICIT)

Years Ended December 31, 2012 and 2011

	Members' Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2011					
Beginning Balances	$ (4,803,739)	$ 75,000	$ -	$ 4,738,806	$ 10,067
Add: Capital Contributions	14,300	-	-	-	14,300
Add: Net (Loss)	-	-	-	(15,443)	(15,443)
Deduct: Distributions to Members	-	-	-	-	-
Ending Balances	$ (4,789,439)	$ 75,000	$ -	$ 4,723,363	$ 8,924
Year Ended December 31, 2012					
Beginning Balances	$ (4,789,439)	$ 75,000	$ -	$ 4,723,363	$ 8,924
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	157,922	157,922
Deduct: Distributions to Members	(155,802)	-	-	-	(155,802)
Ending Balances	$ (4,945,241)	$ 75,000	$ -	$ 4,881,285	$ 11,044

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA

The CPA. Never Underestimate the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 258,031	$ 24,801
Cash Paid for Operating Expenses	(100,181)	(40,266)
Interest Income Received	72	22
Net Cash Provided by (Used for) Operating Activities	157,922	(15,443)
NET CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members	(155,802)	-
Cash Contributed by Members	-	14,300
Net Cash (Used for) Provided by Financing Activities	(155,802)	14,300
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,120	(1,143)
CASH AND EQUIVALENTS, Beginning of Year	8,924	10,067
CASH AND EQUIVALENTS, End of Year	$ 11,044	$ 8,924

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2012	2011
RECONCILIATIONS OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss)	$ 157,922	$ (15,443)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities	-	-
Net Cash Provided by (Used for) Operating Activities	$ 157,922	$ (15,443)

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM



LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2012 and 2011, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. The direct write-off method is utilized for income tax reporting purposes.

5. Property and Equipment, and Related Depreciation

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred. All of the Company's long-lived assets are reviewed and adjusted for impairment whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. For the years ended December 31, 2012 and 2011, the Company had no impairment losses.

The Company utilizes the straight-line method in computing depreciation expense for financial reporting purposes, while utilizing various accelerated methods in computing depreciation expense for tax reporting purposes. Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5-7


AICPA



B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2009, the LLC was a single-member LLC. Under the provisions of the Internal Revenue Code, the single-member LLC was treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, was not subject to income taxes. On January 26, 2010, the LLC agreement was modified from a single-member LLC to a multi-member LLC with the addition of two members. In 2010, the LLC has elected to be taxed as a Partnership, which is not an income tax paying entity. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any pending examinations of its tax returns for these periods.

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2012 and 2011, the Company performed a significant amount of work for three (3) and two (2) unrelated customers, respectively. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are summarized as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2012	2011	2012	2011
Customer A	$ 115,208	$ -	$ -	$ -
Customer B	92,989	12,940	-	-
Customer C	46,875	-	-	-
Customer D	-	8,000	-	-


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

C. CONCENTRATION OF CREDIT RISK: (Continued)

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $11,044 and $8,924, respectively. These amounts are in excess of its required net capital. At December 31, 2012 and 2011, the Company's ratio of aggregate indebtedness to net capital was 0 to 1 and 0 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.

E. SUBSEQUENT EVENTS:

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through February 14, 2013, the date that the financial statements were available to be issued, and has determined that there were no additional disclosures required.


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

February 14, 2013

TO THE MEMBERS OF
LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
37 Crescent Drive
Glencoe, IL 60022

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying computations of net capital under Rule 15c-3-1 of the Security and Exchange Commission and Exemption under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has not been subjected to the auditing procedures applied in the audit of the financial statements or other additional procedures in accordance with auditing standards generally accepted in the United States of America sufficient to enable us to express an opinion as to the fairness of the details included in the additional information. Accordingly, we do not express an opinion on the accompanying additional information.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31	
	2012	2011
Net Capital:		
Total Members' Capital	$ 11,044	$ 8,924
Add: Discretionary Liability	-	-
Deduct Nonallowable Assets:		
Accounts Receivable	-	-
Property and Equipment, Net	-	-
	-	-
Net Capital	$ 11,044	$ 8,924
Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 6,044	$ 3,924
Excess Net Capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 11,044	$ 8,924
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1

See the Independent Auditors' Report on Additional Information.


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2012	2011
Members' Capital Reported in Preliminary Focus Report	$ 11,044	$ 8,924
Total Members' Capital	$ 11,044	$ 8,924
Non-Allowable Assets Reported in Preliminary Focus Report	-	-
NON-ALLOWABLE ASSETS	$ -	$ -
NET CAPITAL	$ 11,044	$ 8,924

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the years ended December 31, 2012 and 2011.

See the Independent Auditors' Report on Additional Information.


AICPA

The CPA.
Never Underestimate
the Value.℠


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIORA PARTNERS, LLC
(f/k/a Veritage Group, LLC)
(a Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2012 and 2011

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members of
Liora Partners, LLC
(f/k/a Veritage Group, LLC)

In planning and performing our independent audits of the financial statements of Liora Partners, LLC (f/k/a Veritage Group, LLC) (the Company) as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Morris + Morris, P.C.

Certified Public Accountants


AICPA
The CPA.
Never Underestimate
the Value.SM